==========================================================================================

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of April, 2007.

Commission File Number 001-14946

CEMEX S.A.B. de C.V.

(Translation of registrant’s name into English)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

        Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

==========================================================================================

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX ANNOUNCES DIVIDEND OF US$0.0745 PER CPO

MONTERREY, MEXICO, April 26, 2007 - CEMEX, S.A.B. de C.V. (NYSE: CX) shareholders approved at their Annual Shareholders Meeting held today the proposal to increase the capital stock of CEMEX in its variable portion through capitalization charged against retained earnings, subject to confirmation by CEMEX’s Board of Directors at a Board Meeting scheduled for May 31, 2007. This increase in capital will be used to distribute a CPO stock dividend per CPO of US$0.0745 at the US dollar / Mexican peso exchange rate determined by the Banco de México for transactions on May 31, 2007, with the amount of CPOs to be distributed to be based on the weighted-average price of all CEMEX CPO transactions on May 30, 2007, reflected in the Bolsa Mexicana de Valores (Mexican Stock Exchange), minus a 20% discount.

CPO holders who do not wish to receive the CPO stock dividend can elect to receive a cash payment of US$0.0745 per CPO in lieu of the CPO stock dividend, in pesos at the US dollar / Mexican peso exchange rate determined by the Banco de México for transactions on May 31, 2007. Because the CPO stock dividend will reflect a 20% discount from market, CPO holders who elect the cash dividend may receive substantially less in value than those CPO holders who receive the stock dividend.

The last date to acquire CPOs or ADSs with dividend rights is on May 7, 2007.

Holders of record of CPOs on May 10, 2007 (the record date) will be entitled to receive the CPO stock dividend or they can elect to receive cash in lieu of the stock dividend. ADS holders will be entitled to receive only a stock dividend; however, CEMEX intends to instruct the ADS Depositary to extend to ADS holders the opportunity to sell all or a portion of the additional stock they will receive as a result of the stock dividend into the market and to receive the net cash proceeds from such sales.

Holders of ADSs can convert into CPOs and CPO holders can convert into ADSs by May 7, 2007 in order to select the desired alternative.

For further details please see our website at www.cemex.com. If you have further questions please call (212) 317-6000 or any of the CEMEX telephone numbers contained in this press release for help.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future.

-- ### --

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 27, 2007	By:	/s/Rafael Garza
			Name: Title:	Rafael Garza Chief Comptroller